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                              June 25, 2020

       James Nathanielsz
       Chief Executive Officer
       Propanc Biopharma, Inc.
       6 Butler Street, Camberwell
       VIC, 3124 Australia

                                                        Re: Propanc Biopharma,
Inc.
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Filed June 11, 2020
                                                            File No. 000-54878

       Dear Mr. Nathanielsz:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Information Statement on Schedule 14C

       General

   1. Please revise your information statement to ensure consistent disclosures regarding the following matters:

                                                            Clarify whether the
range of the reverse stock split is a range of 1-for-1,000, as you indicate in your
cover page, or 1-for-500, as you indicate elsewhere in your filing.
                                                            Clarify whether
authorized shares will proportionately decrease with the reverse split ratio. If the
number of shares will remain the same or increase, please discuss how you will be able to
accomplish the stated purpose of the reverse stock split.
                                                            Clarify how you
will treat fractional shares. In this regard, we note that you state that factional shares
will be rounded up, while in other instances you state that cash will be delivered in
lieu of fractional shares.
 James Nathanielsz
Propanc Biopharma, Inc.
June 25, 2020
Page 2
              Clarify whether you will increase the number of authorized common and preferred shares as indicated in Exhibit A.
2. Please revise Exhibit A to clarify the number of authorized preferred stock. In Article
         4.A, your amendment states that the number of authorized preferred stock will be
         1,500,005. Article 5.B, however, states that the number of authorized stock is
         10,000,000.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Courtney Lindsay at (202) 551-7237 or Joe McCann at
(202) 551-6262
with any questions.



FirstName LastNameJames Nathanielsz                           Sincerely,
Comapany NamePropanc Biopharma, Inc.
                                                              Division of
Corporation Finance
June 25, 2020 Page 2                                          Office of Life
Sciences
FirstName LastName